EXHIBIT 99.121
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[GRAPHIC OMITTED]
[BURNET, DUCKWORTH, AND PALMER LLP LETTERHEAD]

May 19, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Office of the Administrator, New Brunswick
Department of Government Services and Lands,
Government of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island


Dear Sirs:

RE:   ADVANTAGE ENERGY INCOME FUND - NOTICE OF FILING OF ANNUAL INFORMATION FORM
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Please take notice that Advantage Energy Income Fund (the "Fund") has filed its
Renewal Annual Information Form for the year ended December 31, 2003, under National Instrument 51-102 - Continuous Disclosure Obligations under Project No. 648584. Please note that the Fund intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 - Short Form Prospectus Distributions.


Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(SIGNED)  "JAY P. REID"

JAY P. REID